BofA Securities Europe SA

Form SBSE-A

Supplemental Filing Attachment:

Response to Schedule B, Section II

November 1, 2021

BofA Securities Europe SA - Response to Question 13A of Form SBSE-A with respect to the nature of the arrangement with the Firm with respect to books or records

Firm or Organization Name	Workday, Inc
Business Address	
Effective Date	11/1/2021
Termination Date	
Individual Name	
CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable)	6110 STONERIDGE MALL RD, Pleasanton, CA 94588
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A).	Personnel Records, including but not limited to questionnaires or applications for employment and a listing of associated persons and their work location.

Firm or Organization Name	Markit North America, Inc
Business Address	
Effective Date	11/1/2021
Termination Date	
Individual Name	
CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable)	450 West 33rd Street, 5th Floor, New York, NY 10001
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A).	Compliance Records, including but not limited to documentation of compliance with business conduct standards, disclosures, and notifications.

Firm or Organization Name	Micro Focus, LLC
Business Address	
Effective Date	11/1/2021
Termination Date	
Individual Name	
CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable)	4555 Great America Pkwy Santa Clara , CA , 95054-1243
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A).	Communication Records, including but not limited to electronic communications.

Firm or Organization Name	Proofpoint, Inc.
Business Address	
Effective Date	11/1/2021
Termination Date	
Individual Name	
CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable)	892 Ross Drive, Sunnyvale, CA 94089
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A).	Communication Records, including but not limited to electronic communications.

Firm or Organization Name	Bank of America, N.A. (including branches in London and Hong Kong)
Business Address	
Effective Date	11/1/2021
Termination Date	
Individual Name	
CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable)	100 North Tryon Street, Charlotte, NC 28255
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A).	Financial Records, Personnel Records, Trading Records, Registration Documents, Compliance Records, Communications, and Account Records.

Firm or Organization Name	Merrill Lynch Global Services Pte. Ltd
Business Address	
Effective Date	11/1/2021
Termination Date	
Individual Name	
CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable)	2 Harbourfront Place #02-01, Singapore, 098499
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A).	Financial Records, Personnel Records, Trading Records, Registration Documents, Compliance Records, Communications, and Account Records.

Firm or Organization Name	BofA Securities Japan Co., Ltd.
Business Address	
Effective Date	11/1/2021
Termination Date	
Individual Name	
CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable)	Nihonbashi 1-chome Building 1-4-1 Nihonboshi, Tokyo, Japan, 103-8230
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A).	Financial Records, Personnel Records, Trading Records, Registration Documents, Compliance Records, Communications, and Account Records.